EXHIBIT 99.1



December 20, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC  V7Y 1L2

Dear Sirs:

Re: Coral Gold Resources Ltd. (the "Company")

We enclose herewith for filing with your office, the Company's Interim Financial Statements and Management Discussion & Analysis for the period ended October 31, 2004.

We confirm that on the above date, the attached materials were forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours Sincerely,

CORAL GOLD RESOURCES LTD.


"Connie Lillico"

Connie Lillico
Corporate Secretary

Cc:      Alberta Securities Commission
         Ontario Securities Commission
         TSX Venture Exchange